OFFERING MEMORANDUM

A California C Corporation

February, 2023

Requests and inquiries regarding this memorandum should be directed to:

John Stewart

Chief Executive Officer

BLACK UNICORN FACTORY

5777 West Century Blvd, # 1110-106

Los Angeles, CA 90045

1 (310) 362-6999

www.blackunicornfactory.com

In this Offering Memorandum, the term “Black Unicorn Factory,” “we,” or the “Company” refers to BLACK UNICORN FACTORY.

OVERVIEW OF BLACK UNICORN FACTORY

Black Unicorn Factory is an Equity Crowdsourcing Network. Individuals from around the world can work virtually and remotely for various online for companies and be compensated for their work in equity. We are similar to crowdsourcing networks such as Mechanical Turk( owned by Amazon.com ), Clickworkers and Micro workers.com. These platforms employ millions of virtual networkers or remote independent contract workers from around the world to conduct various task for compensation.

Black Unicorn Factory has a Subscription-Based business Model. Essentially, those who sign up to work for the various companies whom they chose to work with or for will sign a online subscription contract that says they will work with the company for a year doing various remote task for a year.

Crowdsourcing has emerged as a new landscape for ideas, innovation, marketing and financing. On our online crowdsourcing platforms individuals come together to work as a team to market projects and services of businesses and receive equity as compensation. Equity crowdsourcing is providing work for equity access to millions of consumers all over the world.

As an Equity Crowdsourcing Network, Black Unicorn Factory makes it easier for individuals and businesses to come together and have the products and services marketed and outsourced. Jobs are distributed workforce who can perform these tasks virtually. We enable companies to harness the talent and know-how from a global workforce to get work done. Crowdsourcing is an excellent way to break down a manual, time-consuming project into smaller, more manageable tasks to be completed by virtual workers from across the globe.

Black Unicorn Factory helps optimize efficiency by letting companies to outsource microtasks. This ensures that work gets done quickly, while freeing up companies’ time and resources. Companies get work done only when they need it, so they do not need to increase their in-house workforce. Using virtual workers is also minimizes labor cost since paying virtual workers per task is more cost effective than hiring and retaining a dedicated in-house workforce.

Equity Crowdsourcing is the combination of “Sweat Equity and Crowdsourcing”. Sweat equity is a non-monetary contribution that the individuals make towards the company. Through sweat equity, you can pay for a company’s stock with your labor instead of cash. Crowdsourcing involves obtaining work, information, or opinions from a large group of people who submit their data via the Internet, social media, and smartphone apps. Crowdsourcing work allows companies to save time and money while tapping into people with different skills from all over the world. The benefits of crowdsourcing include cost savings, speed, and the ability to work with people who have skills that an in-house team may not have. A business breaks up a large project into many smaller parts and gives those segments to a crowd of workers. The workers then work as a team to complete the project.

WE ARE AN EQUITY CROWDSOURCING NETWORK

Sometimes it can seem as if the only way to acquire stock in a company is to commit some money to it. The good news for cash-strapped prospective investors is that this isn’t necessarily the case. Investing time and effort can be just as valuable. Time and effort are two of your most valuable assets and by targeting them in the right way, you can help create stock market ready tech unicorns and own equity in those companies without stretching yourself financially. Black Unicorn Factory is willing to help you achieve this without you without necessarily spending a penny. We are an Equity Crowdsourcing Network.

As an Equity Crowd Sourcing Company, Black Unicorn Factory is launching an Equity Crowdsourcing network App. Instead of investing money in companies on the App, you will invest your time and effort. By subscribing to work online for one year for one of the companies on the App, you will earn stock or equity in those companies. We are giving people an opportunity to work for equity instead of investing cash. Startups get the support they need and the indigent investing People who lack capital can use the App to invest in Pre-IPO businesses.

With Equity Crowdsourcing, you will invest your time and effort instead of investing money. The time and effort you put in will be exchanged for equity in promising startups that may get listed on the New York – American Stock Exchange in future.

SWEAT EQUITY OPPORTUNITY

The Company seeks to raise between One and 100 million smart phone user/investors whom we call “ FanVestors “  as its base of Human Capital funding, as its capital. The Black Unicorn Factory will be catering to recruiting startups businesses and people struggling financially and could use one another’s help with their business. Startups need help financially and indigent investors need help as well. No outlay of cash capital is being required to become part of a equity crowdsourcing network.

We offer a new game changing accelerated business development program that uses smart phone users to rapidly scale any tech startups into a multifaced revenue making innovative and disruption resistant business.  We believe that crowdsourcing offer more benefits than cash capital alone. Also, there is now exist a new alternative to traditional Venture Capital and Angel Investors who turn down minority businesses 99% of the time. Instead of investing with cash capital the Black Unicorn Factory uses human capital, to build a Fan-based back tech company. Our new network of Smart phone user who have become a part of our Crowdsourcing network assist startups products and services to be market ready, that are capable of producing 25 streams of revenue compared to most startups that have only one or two streams of revenue and with a failure rate of less than 9% compared to the average failure rate of startups which is 90% and our smart phone user backed disruption resistant which crowdsourced business model is more efficient that those businesses that fail 99% of the time.

We have a new concept in alternative investing: It’s a mobile app called “Follow Me For Equity “ This allows users to invest with absolutely no money. All of the Pre-IPO companies in our Black Unicorn Factory business development program / barter exchange network are headed on a clear path to go public under Reg A. in less than 12 months.

Our mission is to raise the Financial Wellbeing of those who are struggling financially around our nation and world by leveling the playing field for those businesses that are socially and economically disadvantaged, giving them an alternative form of capital.

SUMMARY

Black Unicorn Factory is raising human capital to launch an Equity Crowdsourcing App. Businesses will get listed on the App and people without money will have an opportunity to invest in those business through equity crowdsourcing. The company will not raise money for the App but will focus on raising a crowd.  This will give people around the world a chance earn to stock or equity in the businesses listed on the app without having any capital.

We believe that people or consumers are the greatest assets of any business organization. It is widely understood that human capital contributes to economic and business growth for the benefit of employees, employers, and the wider economy. We see human capital as a key driver of organizational success. We want individuals who use our Equity Crowdsourcing App to earn stock in the Black Unicorn Factory’s App by investing their time and effort instead of cash through a subscription agreement we have on our app.

THE COMPANY’S BUSINESS

Overview

Black Unicorn Factory, a barter exchange-based start-up technology business development crowdsourcing Accelerator based in Los Angeles, is the answer for the cash-strapped individuals who want to invest in pre-IPO businesses but who lack the capital to do so. We are an Equity Crowdfunding App seeking Human Capital investors. We have created a platform which makes it easy for low-income and no income earners to invest without having to have any money. Our business model also targets startup business owners who are financially struggling due to financial discrimination by offering them a business development program that uses Crowdsourcing to rapidly scale their startups into a valuable and profitable Tech startups. For low-income earners, we offer an investing app called “Follow Me For Equity ” which allows smart phone users to earn equity or stock by just being a follower on the smart phone page of a Pre-IPO Company (Initial Public Offering) who is on a clear path to the stock market.

Black Unicorn Factory is committed to building its business on professionalism, courtesy, reliability, and demonstrates its dedication while forging relationships with business partners and customers to ensure constant revenue from its services. With the intent to build a nationally recognized brand, the company will, stay present, keep a good business credit rating, keep claims to a minimum, and achieve its goals quickly and develop a strong reputation for excellence. We will ensure we hold ourselves accountable to the highest standards by meeting our clients’ needs precisely and completely whenever they come to us. We aim to share common values with our clients and we are always excited to be a reason behind their financial success.

About Our Business Model

Our goal is to turn Black Unicorn Factory ideas into disruptive successful companies.

To do that, Black Unicorn Factory will make available to every company in the portfolio a suite of services and benefits that will allow the portfolio company’s management to focus on creating technology, building products and services, and acquiring customers at scale. This will be facilitated in a highly diverse environment that offers patient and enthusiastic capital, deep operational and corporate finance mentoring, and an expansive network of advising and door-opening professionals in areas key to the success of any early-stage companies. We seek to guide, nurture, and collaborate with highly motivated management teams and disruptive entrepreneurs. We expect all Black Unicorn Factory entrepreneurs to bring deep domain experience to the table, to understand their market opportunity and to have developed a business model that targets high growth and high profit.

Market Opportunity

Three out of five start-up companies in the U.S. struggle to “stay active beyond 3 years” and the likelihood of success to exit increases from approximately 3% at seed stage financing to 26% at a late-stage Series F round of financing. We believe that start-up companies’ risk of failure starts to drop after the third year of operation, and, generally speaking, their likelihood of success tends to increase as they mature and receive outside funding, guidance, and mentorship from angel investors, institutional investors, or other external capital providers.

We plan to target companies that have demonstrated the viability of their businesses by having delivered at least one product to the market, attained a customer, or shown significant progress toward product development or customer acquisition. Having cleared one of these significant hurdles in the business cycle, certain completion and success risks will have been ameliorated.

The COVID-19 pandemic and concurrent economic slowdown are causing shifts in every area of society. We expect a huge increase in creativity and in re-thinking how business is done and how people navigate their daily lives. We are poised to foster some of the growth and change that is anticipated. We believe there are many industries, niches, and processes ripe for disruption. Here are just a few examples:

•mobile banking targeted at unbanked populations.

•educational digital testing and student performance optimization.

•brand engagement through online gaming and cellular network utilization.

•trusted proprietary platform for managing corporate shareholders and share transfers; and

•short-form video content platform for smart phone entertainment marketing.

Our Strengths and Competitive Advantages

We believe our competitive strengths lie in the “blue-chip” benefits we confer and make available to all our portfolio companies. We believe that these benefits will greatly enhance their likelihood of success. Some of these benefits include:

•Operational support, if needed – Many of our principals and advisors are serial entrepreneurs and veterans in technology, information design and infrastructure, banking, corporate finance, and business incubator business. If needed, we will provide a wide range of operational support that may include management, marketing and technical support, office space, employment human resources and payroll services, legal and accounting services, transaction advisory and investment banking services, sales guidance and support, management and advisory services, and other types of mentoring support, including access to governmental lobbying where needed and diversity training and management. We believe the winning formula is to remove some of the operational challenges common to early-stage companies that may distract management from growing the business.

•Mentorship – We promote idea exchange, coaching and collaboration. We plan to be active participants in all material aspects of our operating subsidiaries’ business. We believe that each of our portfolio companies has a unique business or market advantage, and we plan to nurture that advantage and coach management on how to best leverage this advantage. Wherever possible, we also plan to encourage our portfolio companies to collaborate for mutual benefits.

•Network of professionals – Our network stems from long-term relationships. This includes clients and senior managers across industries and disciplines, influencers, business developers, product designers and developers, and board members. We plan to customize our deployment of our deep and extensive networks to each portfolio company and help them open doors and opportunities to sales and partnerships.

Employees

We currently have eight full time statutory employees. A fourth employee will start part-time January 1, 2021.

Competition

Our ability to produce revenues will rely on several factors including and not limited to identifying winning management teams and disruptive entrepreneurs. We will compete with angel investor groups, traditional business incubators, business accelerators and venture capital firms many of whom may have a lot more capital and other resources than we do.

Intellectual Property

We do not own any patents or trademarks.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions relating to intellectual property, conduct of our business activities, or otherwise.

The Company’s Property

We do not own any real estate, office space or significant tangible assets. We maintain a post office box at the address indicated on the cover page of this Offering Memorandum.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors, executive officers and significant employees as of the date of the filing are as follows:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
John Stewart	Chief Executive Officer, Co-Founder and Director	59	July 7, 2020 – July 7, 2025 (term as an executive officer) July 7, 2020, indefinitely (term as a director)	Full-time

Dr. Jeremy Edwards	President, Co-Founder and Director	29	July 7, 2020 – July 7, 2025 (term as an executive officer) July 7, 2020, indefinitely (term as a director)	Full-time

Glenn Byfield	Co-founder, Chief Financial Officer and Treasurer	53	July 7, 2020 – July 7, 2025	Full-time

Dr. Adriane Davis	Co-founder, Senior Vice President and Board Secretary	47	July 7, 2020 – July 7, 2025 (term as an executive officer) August 28, 2020, indefinitely (term as a director)	20 hours/week effective 1/1/21

John Stewart is the Chair of our Board of Directors and our Chief Executive Officer. Mr. Stewart has been involved in the capital markets, financing, private equity, venture capital and real estate over the past 30 years. Since 2020, was volunteer interim Managing Director of the Black Unicorn Factory where he managed numerous transactions, capital structures and projects ranging from advisory, portfolio structures and private funding.  Mr. Stewart has managed at several startups where he was involved in a series of strategic corporate and technology growth acquisitions., Mr. Stewart was also responsible for the development of a new form of growth hacking for startups and technology companies. Mr. Stewart is immersed in  social entrepreneurism for people of color.

Jeremy Edwards is our President. Dr. Edwards brings a unique mix of experience as a economic justice leader, lobbyist, and hi-tech entrepreneur.

Glenn Byfield is our Chief Financial Officer and Treasurer. Since May 2020, Glenn Byfield has served as President., helping to develop the business model and business plan for the start-up IP incubator. From 2012 to 2023, served as the Responsible Officer and Manger of  HR Block , and was responsible for all financial and operational functions for the company through its bankruptcy and post-restructuring. Glenn Byfield served in various roles, culminating in President and Chief Financial Officer of various startups .

Dr. Adriane Davis is our Senior Vice President and Board Secretary. Since 2020, In addition to over 25 years of public and private industry experience and strong background in program development, funding and creating partnerships, Davis is on the board of directors for the New Ways to Work organization, co-chairs the enrollment management taskforce for Linked Learning Alliance, and is an advisory council member for PBS SoCal. She also serves as an international mentor to the City of Bangkok in Thailand for Navamindradhiraj University and as a curriculum and program development advisor for the Urban Community College of Bangkok. Davis is also a product of the community college system, having obtained her associate in science in business administration at Long Beach City College before transferring to California State University, Long Beach, where she graduated with a Bachelor of Science in business administration. She also holds a Master of Business Administration in business administration and marketing from the University of Phoenix and a doctorate of education in higher education organizational leadership from California State University, Long Beach.

Board Leadership Structure and Risk Oversight

The Board of Directors oversees the Company’s business, evaluating the risks associated with our business strategy and decisions. The Board implements its risk oversight function as a whole. The Board of Directors may determine to create committees, for audit, compensation, or other purposes, as the Company grows, but ultimate responsibility for the strategy and direction of the Company shall remain with the Board for the foreseeable future. Further, as our securities are not listed on a national securities exchange, we are not subject to requirements concerning independent directors or the establishment of any particular committees.

Term of Office

Under its bylaws, the Company’s single initial board member may serve in that capacity unless removed for cause. To date, two additional directors have been added to the Board. The executive officers are appointed by the Board of Directors, subject to removal by the Board of Directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

From July 7, 2020 to the date of this Offering, the Company has not paid its executive officers or directors any compensation, although the Company has accrued $125,000 with respect to the employment agreements with its executive officers. We currently do not offer any director compensation.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
John Stewart	Chief Executive Officer	$0	$0	$0
Dr. Jeremy Edwards	President	$0	$0	$0
Glenn Byfield	Chief Financial Officer	$0	$0	$0
Dr. Adriane Davis	Senior Vice President	$0	$0	$0

Employment Agreements

On August 25, 2020, the Company entered into employment agreements with Dr. Davis and Dr. Jeremy Edwards. Effective July 7, 2020, providing each an future annual base salary of $100,000. On December 28, 2022, the Company entered into an employment agreement with John Stewart, with an anticipated effective date of January 1, 2023, providing John Stewart an annual base salary of $125,000 per year in 2024. Between now and the effective date of his employment agreement, John Stewart has been acting as a volunteer Compliance Officer for the Company on a part-time basis by virtue of an engagement.

The term of each of these future employment agreements with our co-founders is four years, automatically renewable for additional successive three-year terms. Under the terms of the agreements, each of these executive officers is entitled to (i) a signing bonus equal to his/her annual base salary if we raise an aggregate of $5 million or more through sale of our equity securities; (ii) a retention bonus of not less than 30% of his/her annual base salary in the event that his/her term of employment is renewed; and (iii) an annual bonus ranging between 50% to 200% of his/her annual base salary based on annual performance of the Company.

If we raise an aggregate of $5 million or more through sale of equity securities, it is expected that we will pay the following signing bonus to our executive officers.

Name	Total compensation ($)
John Stewart	$100,000
Dr. Jeremy Edwards	$100,000
Glenn Byfield	$100,000
Dr. Adriane Davis	$100,000

(1)	Assuming that Mr. Stewart employment agreement is effective at the time when the Company will seek to raise an aggregate of $20 million or more through sale of equity crowdsourced securities.

Indemnification of Officers and Directors

Our Bylaws provide that the Company shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her acting as a director, officer or legal representative of the Company, or serving at the request of the Company as a director, officer, employee or agent of another corporation or entity, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of the date of this Offering Memorandum, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock.

Name and Address of Beneficial Owner	Amount	Percentage (5)
John Stewart	70,000,000	70. %
Dr. Jeremy Edwards	10,000,000	10%
Glenn Byfield	10,000,000	10%
Dr. Adriane Davis	10,000,000	10%
All executive officers and directors as a group	100,000,000	100.0%

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•will not be required to obtain a non-binding advisory vote from our securityholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure.

•may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

RISK FACTORS

Risks Relating to the Company and the Businesses on our App

The lack of business diversification could cause you to lose all or some of your Sweat Equity Investment if the businesses on our App are unable to generate revenues from their primary services.

The lack of business diversification by the businesses on our App could cause you to lose all or some of your Sweat Equity Investment if they are unable to generate revenues since they may not have any alternative revenue sources.

We have a limited operating history with which you can evaluate our business.

The businesses on our App have only recently begun efforts to commercialize their business. Most are companies with no operating history, which may make it difficult for investors to evaluate their business model and to assess their future viability. Some may be newly formed companies with no operating history upon which an evaluation of their past performance and future prospects can be made. There is no assurance that they can execute their business strategy successfully or that they will ever be profitable.

Companies without material revenues are subject to a substantially greater number of risks than companies that have demonstrated an ability to market their products or services and generate material sales from these products or services. In addition, their prospects must be considered in light of the risks and uncertainties encountered by the companies in the early stages of development in new and rapidly evolving markets. These risks include their ability to:

•Acquire and retain commercial clients;

•Build awareness and acceptance of their brand name;

•Extend existing and develop new strategic partner relationships;

•Access additional capital when required;

•Attract and retain key personnel.

Their business strategy may not be successful and they may not successfully address these and other risks and uncertainties related to their limited operating history.

If the businesses on our App cannot manage their growth effectively, they may not be able to remain operational.

If they are able to market our services effectively, the businesses on our App will experience significant growth in their business and require a substantial increase in their infrastructure and number of employees. Businesses which grow rapidly often have difficulty managing their growth. We cannot assure you that their management will be able to manage their growth effectively or successfully. Their failure to meet these challenges could affect the future viability of their business.

The businesses on our App may not have prepared audited financial statements which may assist you in reviewing their financial condition.

Because some may only have had limited operations, the businesses on our App may elect not to spend money in order to prepare audited financial statements. Because the financial statements they provide to you may not have been audited or reviewed by independent accountants, it is possible that the accounting treatment they elected was inappropriate.

The businesses on our App may require additional capital that may not be available in the future.

If the businesses on our App cannot achieve sufficient cash flows from operation, they will require additional financing. We do not know if additional financing will be available to the businesses on our App on terms that they find acceptable. If financing is not available, they may have to sell, suspend or terminate their operations.

We cannot assure you that the businesses on our App will meet forecasts.

This Memorandum contains a number of forward-looking statements which are based upon management’s good faith belief and upon assumptions which management expects are accurate. Often some or all of the assumptions behind forecasts prove to be incorrect. We cannot assure you that we or the businesses on our App will meet our or their forecasts.

The businesses on our App may never generate sufficient income to become profitable

There are a lot of factors beyond the control of the businesses on our App that could impact their ability to generate income or cash flows or be profitable, including those discussed in these risk factors. In addition, there are numerous risks and uncertainties associated with investing in early-stage companies. Notwithstanding our mentorship and value-added services, there are no assurances that these early-stage companies will succeed. We are unable to predict when or whether the businesses on our App will be able to achieve or maintain profitability. Many of them may not have a history or track record to demonstrate, and we can make no assurances that their business model will be successful. Consequently, it will be difficult for anyone to predict their future success, performance or viability.

If the businesses on our App fail to become profitable or are unable to sustain profitability on a continuing basis, then they will need to significantly delay, scale back or discontinue the anticipated levels of their operations.

If planned operating levels of the businesses on our App are changed, higher operating costs are encountered, more time is needed to implement plans, or less funding than anticipated is received, additional funds may be required to execute their business plans. If they are unable to raise additional capital in sufficient amounts or on terms acceptable to them, they may be forced to significantly delay, scale back or discontinue their operations.

Our business may be adversely affected by competitive market conditions, and we may not be able to adapt our business strategy to a changing economy during a global pandemic

We face competition with business incubators, business accelerators, angel investors, venture capital funds and other capital providers. Companies may give more time and attention to other potential investors which are better funded or better known or have a longer operational history than us. There are no assurances that any of the possible transactions under review by us will be concluded successfully. Even if we are successful in making the investment, competition may compel us to pay prices that are higher than what would otherwise be the case. Success of our business strategy will also depend on our ability to anticipate and keep up with technological developments in the digital world and the changing economy during a global pandemic. If we are unable to implement our strategy successfully or properly react to changes in market conditions, our financial condition, results of operations and cash flows could be adversely affected.

The novel coronavirus (COVID-19) pandemic and the concurrent economic slowdown may have an unexpected effect on our business, financial condition, and results of operations

In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures have adversely affected workforces, customers, supply chains, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn across many global economies.

The COVID-19 pandemic has rapidly escalated in the United States, creating significant uncertainty and economic disruption, and leading to record levels of unemployment nationally. Numerous state and local jurisdictions have imposed, and others in the future may impose, shelter-in-place orders, quarantines, shut-downs of non-essential businesses, and similar government orders and restrictions on their residents to control the spread of COVID-19. Such orders or restrictions have resulted in temporary facility closures, work stoppages, slowdowns, and travel restrictions, among other effects, thereby adversely impacting our operations. In addition, we expect to be affected by a downturn in the U.S. economy, which could have an adverse impact on our ability to make acquisitions and may have a significant impact on our business operations and financial results.

The extent to which COVID-19 ultimately impacts our business, financial condition and results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of the COVID-19 outbreak and the effectiveness of actions taken to contain the COVID-19 outbreak or treat its impact, among others. Additionally, the extent to which COVID-19 ultimately impacts our operations will depend on a number of factors, many of which will be outside of our control. The COVID-19 outbreak is evolving, and new information emerges daily; accordingly, the ultimate consequences of the COVID-19 outbreak cannot be predicted with certainty.

Risks Relating to Our Management and Management of the businesses on our App

The executive officers of the businesses on our App may significantly influence matters to be voted on and their interests may differ from, or be adverse to, the interests of their Sweat Equity Investors.

The executive officers of the businesses on our App may control 100% of their outstanding common stock prior to this Offering. Accordingly, the executive officers possess significant influence over the companies on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all business assets, and also the power to prevent or cause a change in control. This amount of control gives them substantial ability to determine the future of the companies, and as such, they may elect to close the business, change the business plan or make any number of other major business decisions without the approval of Sweat Equity Investors. The interest of the majority stockholders of the businesses on our App may differ from the interests of the Sweat Equity Investors and could therefore result in corporate decisions that are adverse to Sweat Equity Investors.

If the businesses on our App lose the services of their key personnel or are unable to attract qualified staff, their business could be adversely affected.

The future success of the businesses on our App will be substantially dependent upon the performance, contributions and expertise of their senior management team. In addition, they will be depending on their ability to attract and retain qualified management and operating staff. A departure of any of the members of senior management or any other key executive and decline in their inability to attract and retain qualified personnel in the future could have a material adverse effect on their business.

DIVIDEND POLICY

Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including current financial condition, operating results and current and anticipated cash needs.

LEGAL PROCEEDINGS

No proceedings are pending to which the Company or any of its property is subject, nor to the knowledge of the Company, are any such legal proceedings threatened against the Company.

ADDITIONAL INFORMATION

This memorandum does not contain all of the information with respect to the various agreements and other documents referred to herein.  The delivery of this memorandum at any time does not imply that the information contained herein is correct as of any time subsequent to the date hereof.  For further information with respect to us and investment opportunity hereby, any prospective investor should contact John Stewart, the Chief Executive Officer of BLACK UNICORN FACTORY.

John Stewart

Chief Executive Officer

BLACK UNICORN FACTORY

5777 West Century Blvd, # 1110-106

Los Angeles, CA 90045

1 (310) 362-6999

FINANCIALS

BLACK UNICORN FACTORY INC

PROJECTED BALANCE SHEET

AS ON DECEMBER 31, 2022

	12-31-2022	12-31-2021	12-31-2020
	USD	USD	USD
ASSETS
Current Assets
Cash and Cash Equivalnent	60,125	4,963,178	4,135,982
Trade and Other Receivable	10,810	4,019,925	3,325,000
Inventory	4,459	4,459	3,685
Total Current Assts	75,394	8,987,562	7,464,667
Non Current Assets
Property Plant and Equipement	12,439	16,931	8,521
Investment	2,787	2,787,089	-
Notes Receivable	169,521	302,521	252,101
Total Non Current Assetts	184,747	3,106,541	260,622
TOTAL ASSETS	260,141	12,094,104	7,725,289

LIABILITIES AND EQUITY
LIABILITIES
Accounts Payable	55,888	18,720	15,600
Notes Payable	3,932	3,932	3,252
Other Liabilities	26,551	946,666	782,369
Total Liabilities	86,371	969,318	801,221
Equity
Shareholders' Equity	3,430	3,430,538	3,430,538
Retained Earning	170,340	7,694,248	3,493,530
Total Shareholders Equity	173,770	11,124,786	6,924,068
TOTAL LIABILITIES AND EQUITY	260,141	12,094,104	7,725,289

BLACK UNICORN FACTORY INC

PROJECTED INCOME STATEMENT

FOR THE PERIOD ENDING DECEMBER 31, 2022

	12-31-2022	12-31-2021	12-31-2020
	USD	USD	USD
Revenue net	5,772,318	5,659,135	4,712,105
Less: Operating Expenses
Materials	37,168	30,973	25,811
Salaries and Wages	5,462,672	385,560	324,000
Employee Benefits and Taxes	114,050	95,042	79,881
Rent	12,139	10,116	8,430
Utilities	3,485	2,904	2,400
Outside Services	12,764	10,637	8,924
Travel	3,156	2,630	2,225
Administration	6,533	5,444	4,525
Depreciation	4,492	3,743	3,122
Interest	778	648	324
Research and Development	56,914	47,428	39,523
Total Expenses	5,714,151	595,125	499,165
Tax Considerations
Profit Before Income Tax	58,167	5,064,010	4,212,940

Income Tax	9,916	863,292	719,410
PROFIT (LOSS) AFTER TAXES	48,251	4,200,718	3,493,530

BLACK UNICORN FACTORY INC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIOD ENDING DECEMBER 31, 2022

Particulars	Shareholders'	General	Total
	Equity	Reserve
Balance as at Jan 1, 2020	3,430,538	-	3,430,538
Net Profit / (Loss) for the year	-	3,493,530	3,493,530
Addition / (Withdrawals) during the year			-
Balance as at December 31, 2020	3,430,538	3,493,530	6,924,068
Net Profit / (Loss) for the year		4,200,718	4,200,718
Addition / (Withdrawals) during the year			-
Balance as at December 31, 2021	3,430,538	7,694,248	11,124,786
Net Profit / (Loss) for the year	0	48,251	48,251
Addition / (Withdrawals) during the year	0	0	0
Balance as at December 31, 2022	3,430,538	7,742,499	11,173,037

BLACK UNICORN FACTORY INC

PROJECTED CASH FLOW STATEMENT

FOR THE PERIOD ENDING DECEMBER 31, 2022

	12-31-2022	12-31-2021	12-31-2020
	USD	USD	USD
CASH FLOW FROM OPERATING ACTIVITIES
Profit Before Tax	58,167	5,064,010	4,212,940
Adjustment for:
Depreciation	4,492	3,743	3,122
Research and Development	0
Finance Cost	778	648	324
	5,270	4,391	3,446
Cash Flow From Operating Activities Before
Working Capital Changes	63,437	5,068,401	4,216,386

(INCREASE) / DECREASE IN CURRENT ASSETS
Trade and Other Receivable	4,009,115	(694,925)	(3,325,000)
Inventory	0	(774)	(3,685)
INCREASE / (DECREASE) IN CURRENT LIABILITIES
Total Liabilities	-882,947	168,097	801,221
	3,126,168	(527,602)	(2,527,464)
Cash Generated From Operations	3,189,605	4,540,799	1,688,922
Less: Finance Cost Paid	778	648	324
Tax Paid	9,916	863,292	719,410
	10,694	863,940	719,734
Net Cash Flow From Operating Activities	3,178,911	3,676,859	969,188
CASH FLOW FROM INVESTING ACTIVITIES
Fixed Capital Expenditure	0	(12,153)	(11,643)
Investment	0	(2,787,089)	-
Notes Receivable	0	(50,420)	(252,101)
Net Cash Flow From Investing Activities	0	(2,849,662)	(263,744)
CASH FLOW FROM FINANCING ACTIVITIES
Share Capital	0	-	3,430,538
Net Cash Flow from Financing Activities		-	3,430,538
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	3,178,911	827,197	4,135,982
Cash and Cash Equivalents at the beginning of the year	4,963,178	4,135,982	-
Cash and Cash Equivalents at the end of the year	8,142,089	4,963,179	4,135,982